SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
          RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                Av. Ayrton Senna da Silva, 1633 - 2(degree) andar
                                    Piedade
                        54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

              (Check One) Form 20-F  X     Form 40-F
                                   -----            --------

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

               (Check One) Yes        No   X
                              ------    -------

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

               (Check One) Yes        No   X
                              ------    -------

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               (Check One) Yes        No   X
                              ------    -------

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b). 82-   .)
                                      --

      MINUTES OF THE SPECIAL SHAREHOLDERS' MEETING OF TELE NORDESTE CELULAR
                   PARTICIPACOES S.A. HELD ON APRIL 22, 2004

      (Written in summary form, according to the provisions of Article 130, paragraph 1 of Law No. 6.404/76)

                         CNPJ/MF No. 02.558.156/0001-18
                             NIRE No. 26.3.0001109-3

         Authorized Capital                      of 700,000,000,000 shares
         Subscribed Capital                      R$ 318,247,996.35
         Paid in Capital                         R$ 318,247,996.35

I - DATE, TIME AND VENUE: Special Shareholders' Meeting held on April 22, 2004, at 2:00 p.m., at the Company's head offices located at Av. Ayrton Senna da Silva, 1633, Piedade, Jaboatao dos Guararapes - PE.

 II - NOTICE OF SHAREHOLDERS' MEETING: Notices published in the Gazeta Mercantil newspaper (April 7, 8 to 11, 12, 13 and 14), Jornal do Commercio newspaper (April 7, 8, 9, 10 and 12) and in the Diario Oficial do Estado de Pernambuco newspaper (April 7, 8, 13, 14 and 15), on pages A7, A6, A12, A19 and A31 of the Gazeta Mercantil; pages. 6, 5, 5, 8 and 9 of the Jornal do Comercio; and pages 16, 18, 11, 19, 16 of the Diario Oficial, copies of which are on the table.

III - QUORUM FOR THE MEETING: Present at the Meeting were the shareholders representing more than 2/3 (two-thirds) of the voting capital according to the records and signatures in the Shareholders' Attendance Book, all duly identified according to provisions of the Call Notice; Mr. Walmir Urbano Kesseli, Financial and Investor Relations Director of the Company and Mr. Paulo Roberto Cruz Cozza, member of the Audit Committee.

IV - CHAIRMAN AND SECRETARY: Elected by those present, according to Article 15 of the Bylaws, were mr. Walmir Urbano Kesseli, AS chairman of the Meeting, and Mr. Fabiano Gallo, as Secretary.

V - AGENDA: V.1. Capital Budget Proposal; V.2. Proposal for the Capitalization of Tax benefits relative to fiscal year 2003, in the amount of R$ 25,180,628.40 (twenty five million, one hundred and eighty thousand, six hundred and twenty eight reais and forty cents), resulting from the goodwill amortization incorporated by its subsidiary company, TIM Nordeste Telecomunicacoes S.A., on June 30, 2000, pursuant to CVM Instruction No. 319/99; V.3. Capital Increase Proposal without the issuance of shares, in the amount of R$ 84,809,295.15 (eighty four million, eight hundred and nine thousand, two hundred and ninety five reais and fifteen cents), relative to excess reserves, according to the provisions of Article 40, paragraph 2 of the Bylaws; V.4. Proposal to amend Articles 3 (Company Headquarters) and 5 (Capital) of the Bylaws; V.5. Proposal for the Audit Committee's Internal Regulations.

VI - RESOLUTIONS/DECISIONS:
VI.1. This meeting approves the Capital Budget proposal, foreseen in Article 196 of Law No. 6.404/76, which was prepared based on the investment program for 2004, estimated at R$ 263,239,000.00 (two hundred and sixty three million, two hundred and thirty nine thousand reais), the sources of funds being retention of part of the year's net income, in the amount of R$ 91,362,866.16 (ninety one million, three hundred and sixty two thousand, eight hundred and sixty six reais and sixteen cents) and own company funds and those of third parties eais e oitenta e tres centavos, in the amount of R$ 171,876,133.84 (one hundred and seventy one million, eight hundred and seventy six thousand, one hundred and thirty three reais and eighty four cents). The Capital Budget shall be used in said investment program for fiscal 2004, particularly towards implementing the GSM network. VI.2. Capitalization of the tax benefit resulting from the goodwill amortization in 2003 is hereby approved, pursuant to the following terms: (i) total amount of capital increase: R$ 25,180,628.40 (twenty five million, one hundred and eighty thousand, six hundred and twenty eight reais and forty cents); (ii) type of shares: common and preferred; (iii) stock issue price: common - R$ 3.32 (three reais and thirty two cents) per lot of thousand shares; and preferred - R$ 4.20 (four reais and twenty cents) per lot of thousand shares is reais e trinta e um centavos; (iv) right of preference: thirty days as of the publication of the Notice to Shareholders, as per the proportion of number of shares held on the date of this Shareholders' Meeting; (v) dividends: the shares issued will be entitled to a full dividend relative to the fiscal year 2004;
VI.3. The capital increase without the issuance of shares is hereby approved, in the amount of R$ 84,809,295.15 (eighty four million, eight hundred and nine thousand, two hundred and ninety five reais and fifteen cents); VI.4. Articles 3 and 5 of the Company's Bylaws are hereby amended, possessing the following new wording: "Article 3 - The Company's headquarters and venue are located in the city of Jaboatao dos Guararapes, state of Pernambuco, whereby the Board of Directors may decide to create or eliminate offices in any location throughout the national territory and abroad". Article 5. - The Capital, or the subscribed capital, totally paid in, amounts to R$ 428,237,919.90 (four hundred and twenty eight million, two hundred and thirty seven thousand, nine hundred and nineteen reais and ninety cents), broken down as follows: 137,776,428,847 (one hundred and thirty seven billion, seven hundred and seventy six million, four hundred and twenty eight thousand, eight hundred and forty seven) common shares and 228,001,150,804 (two hundred and twenty eight billion, one million, one hundred and fifty thousand, eight hundred and four) preferred shares, all nominative and with no par value." VI.5. Upon analyzing the Audit Committee's Internal Regulations of the Company, this shareholders' meeting unanimously approves the model presented, which initialed copy will remain filed at the Company.

VII - CLOSING: Having nothing further to be discussed, the session was closed and these minutes were drawn up, which after having been read and approved were signed by the Chairman and the Secretary and by the representative of the majority shareholder.

                    Jaboatao dos Guararapes, April 22, 2004.


                      Chairman of the Shareholders' Meeting

                              Walmir Urbano Kesseli


                                    Secretary

                                  Fabiano Gallo


                  p.p. TIM Brasil Servicos e Participacoes S.A.

                                  Fabiano Gallo

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date: April 23, 2004

                                        By:  /s/ WALMIR URBANO KESSELI
                                             -----------------------------
                                        Name:  Walmir Urbano Kesseli
                                        Title: Chief Financial Officer